Exhibit 99.2

PRESS RELEASE

Caribbean: TotalEnergies Expands its Partnership with AES
from LNG to Renewable Energy

•	TotalEnergies expands its long-standing LNG partnership with AES on renewable and battery storage in the Caribbean

•	TotalEnergies has purchased 50% of AES renewable portfolio in the Dominican Republic, following a previous acquisition of 30% in AES’ Puerto Rican assets

•	The combined 1.5 GW portfolio will produce 2.5 TWh/y of renewable electricity

Paris, July 2nd, 2025 – TotalEnergies announces the closing of its acquisition of a 50% stake in the solar, wind and Battery Energy Storage Systems (BESS) portfolio of AES Dominicana Renewables Energy. This deal follows TotalEnergies’ 2024 acquisition of a 30% share in AES solar and battery assets currently under construction in Puerto Rico. The combined portfolio now exceeds 1.5 GW of renewable energy and BESS capacity across the Caribbean.

These transactions advance TotalEnergies' multi-energy strategy in a region where it is a key player in the liquefied natural gas (LNG) value chain.

Dominican Republic: TotalEnergies acquires 50% of AES renewables portfolio

AES’ renewables portfolio includes over 1 GW of contracted wind, solar, and BESS projects, of which 410 MW is already operational or under construction, supplying electricity under long-term Power Purchase Agreements (PPAs). The portfolio also includes over 500 MW of solar and wind capacity in development, alongside BESS projects, which will be integrated into solar plants to mitigate intermittency and enhance grid stability.

This acquisition will allow TotalEnergies to expand its renewables business in the Dominican Republic, where the Company already has a partially solarized network of 184 service stations, natural gas distribution and a 103 MW solar plant under construction.

Puerto Rico: TotalEnergies already holds 30% of a portfolio of AES renewables

The AES’ renewables portfolio includes 485 MW of contracted solar and BESS projects, comprising 200 MW of solar and 285 MW/1,140 MWh of BESS projects currently under construction.

After acquiring 30% of these assets in 2024, TotalEnergies is pursuing deployment of its multi-energy strategy on the island, where it is already active in the fuel, lubricants, and aviation sectors, and operates a network of 200 service stations between Puerto Rico and the island of St Thomas.

“We are pleased to expand our multi-energy strategy through this partnership with AES, focusing on renewables and battery storage in a region where TotalEnergies is already a leading supplier of LNG, notably for power generation. Since 2018, we have been supplying LNG to AES’s subsidiaries in Panama and the Dominican Republic”, said Stéphane Michel, President of Gas, Renewables & Power at TotalEnergies. “These new transactions will contribute to our targets of 35 GW of gross renewable capacity by 2025 and over 100 TWh of electricity production by 2030.”

“We are excited to join forces with TotalEnergies as we diversify the island’s energy mix. The proceeds from this transaction will be reinvested in AES Dominicana, to grow our renewables footprint”, said Juan Ignacio Rubiolo, AES Executive Vice President & President, Energy Infrastructure and Leader of International Markets.

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of March 2025, TotalEnergies has 28 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l  presse@totalenergies.com  l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l  ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).